UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

R.H. DONNELLEY CORPORATION
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

74955W307
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Thomas Ryan
Doddsville Investments, LLC
7301 SW 57th Ct., Suite 400
South Miami, Florida

October 6, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 74955W307	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Doddsville Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 6,486,833 shares of Common Stock.
OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING	9	SOLE DISPOSITIVE POWER 6,486,833 shares of Common Stock.
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,486,833 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.41%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 74955W307	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH	8	SHARED VOTING POWER 6,486,833 shares of Common Stock.
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,486,833 shares of Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,486,833 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.41%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 74955W307	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Doddsville Investments, LLC, a Florida limited liability company (the “General Partner”) and Thomas Ryan, the principal of the General Partner (each, a “Reporting Person” and, collectively, the “Reporting Persons”) initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 23, 2009, amended on April 2, 2009, and amended on April 13, 2009 (as so amended, the “Statement”) with respect to the common stock, par value $1.00 (the “Common Stock”) of R.H. Donnelley Corporation (the “Issuer”). Item 5 of the Statement is hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended by the following:

(a)-(b) The Reporting Persons may be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 6,486,833 shares of Common Stock as of October 6, 2009, which represent 9.41% of the Issuer’s outstanding shares of Common Stock.

The percentage calculation was based on 68,924,438 shares of Common Stock issued and outstanding as of July 15, 2009, as set forth in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on August 4, 2009.

Name	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Doddsville Investments, LLC	0	6,486,833	0	6,486,833

Thomas Ryan	0	6,486,833	0	6,486,833

The aggregate amount of shares owned by the Reporting Persons is 6,486,833.

SCHEDULE 13D

CUSIP No. 74955W307	Page 5 of 6 Pages

Schedule 13D, Doddsville Investments, LLC and Thomas Ryan,
Amendment No. 3, Addendum
Issuer: R.H. Donnelley Corporation

Transaction Date	Price	Shares Sold

10/2/2009	0.05	17,600
10/2/2009	0.048	8,000
10/2/2009	0.043	5,000
10/2/2009	0.0402	50,000
10/2/2009	0.04	14,000
10/2/2009	0.04	250,000
10/2/2009	0.0402	210,739
10/2/2009	0.0403	400,000
10/5/2009	0.04	31,250
10/5/2009	0.04	5,000
10/5/2009	0.039	5,000
10/5/2009	0.035	500,000
10/5/2009	0.04	50,000
10/6/2009	0.035	1,000,000

(c)-(e) Not applicable.

SCHEDULE 13D

CUSIP No. 74955W307	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2009

DODDSVILLE INVESTMENTS, LLC

By:	/s/ Thomas Ryan
Thomas Ryan,
Managing Member